UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☒   Form C/A: Amendment to Offering Statement. *This amendment is filed to update the Deal Page of the Issuer from www.invest.greenfieldincorporated.com to https://investgreenfieldrobotics.com/.*
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Greenfield Robotics Corporation

Legal status of Issuer:

 Form:

 Corporation

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 December 29, 2017

Physical Address of Issuer:

36706 W 39th St S, Cheney, Kansas, 67025 US

Website of Issuer:

https://www.greenfieldincorporated.com/

Is there a co-issuer? _ X _ ***yes*** __ ***no.***

Name of Co-Issuer:

Greenfield Robotics Crowdfunding Vehicle, LLC

Legal status of Co-Issuer:

 Form:

 LLC

 Jurisdiction of Incorporation/Organization:

 Delaware

Date of Organization:

August 22, 2024

Physical Address of Co-Issuer:

36706 W 39th St S, Cheney, Kansas, 67025 US

Website of Co-Issuer:

https://www.greenfieldincorporated.com/

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

000315324

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. In addition to the eight and one-half percent (8.5%) fee shown here, the Intermediary will also receive a $17,500 onboarding fee, and a monthly maintenance fee of $2,000.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None.

Type of Security Offered:

Series Seed-3 Preferred Stock

Target Number of Securities to be Offered:

13,551

Price (or Method for Determining Price):

$1.44 per share

Invest:	Incentive:
In the first 30 days	Receive 10% in bonus shares
In the first 45 days	Receive 5% in bonus shares
$10,000 or more	Receive 2% in bonus shares
$25,000 or more	Receive 5% in bonus shares
$50,000 or more	Receive 10% in bonus shares
$100,000 or more	Receive 15% in bonus shares
$250,000 or more	Receive 20% in bonus shares

Incentives are not additive, meaning if an investment is eligible for multiple incentives (time-based as well as value-based), only the highest-value applicable incentive will apply.

Target Offering Amount:

$20,001.28

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Issuer's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,998.72

Deadline to reach the Target Offering Amount:

August 31, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

8

Greenfield Robotics Corporation		
	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$1,874,737	$2,283,753
Cash & Cash Equivalents	$784,965	$1,381,372
Accounts Receivable	$33,601	$42,953
Short-term Debt	$3,858,627	$225,505
Long-term Debt	$66,059	$82,720
Revenues/Sales	$148,776	$48,698
Cost of Goods Sold*	$64,812	$14,688
Taxes Paid	$0	$0
Net Income/(Loss)	($4,004,176)	($3,044,455)

*Cost of Revenue in the Issuer's Financial Statements

Greenfield Robotics Crowdfunding Vehicle, LLC		
	Most recent fiscal year-end (2023)*	**Prior fiscal year-end (2022)***
Total Assets	N/A	N/A
Cash & Cash Equivalents	N/A	N/A
Accounts Receivable	N/A	N/A
Short-term Debt	N/A	N/A
Long-term Debt	N/A	N/A
Revenues/Sales	N/A	N/A
Cost of Goods Sold*	N/A	N/A
Taxes Paid	N/A	N/A
Net Income/(Loss)	N/A	N/A

*Greenfield Robotics Crowdfunding Vehicle, LLC was formed on August 22, 2024

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



EXPLANATORY NOTE

Greenfield Robotics Corporation is filing this Form C/A to update the Deal Page of the Issuer from www.invest.greenfieldincorporated.com to https://investgreenfieldrobotics.com/. The Form C filed by the Issuer on September 4, 2024, is hereby amended and superseded in all respects by this Form C/A.

Greenfield Robotics Corporation

GREENFIELD

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR

WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "**Issuer**" or "**we**" or "**Greenfield Robotics**".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $20,001.28 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,998.72 (the "**Maximum Offering Amount**") of Series Seed-3 Preferred Stock, $0.00001 par value per share (the "**Securities**") on a best efforts basis as described in this Form C/A (this "**Offering**"). The Issuer is solely selling the Securities to Greenfield Robotics Crowdfunding Vehicle, LLC, a Delaware limited liability company (the "**Crowdfunding Vehicle**"), which is in turn offering up to 836,720 Units (the "**Units**" and each a "**Unit**)" to prospective subscribers. The Crowdfunding Vehicle was formed as a crowdfunding special purpose vehicle pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**") by the Issuer, which is the manager of the Crowdfunding Vehicle, to facilitate the Issuer's Offering. All subscriptions to the Offering will be made for Units issued by the Crowdfunding Vehicle which will use 100% of the gross proceeds from the sale of the Units to purchase the Securities of the Issuer and hold such for the benefit of the subscribers. Units and Securities will be held and managed by the Crowdfunding Vehicle on a one-to-one basis. The Minimum Individual Subscription Amount is $1,000.73, which includes the Investor Processing Fee. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by August 31, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

Additionally, Investors will be required to pay an Investor Processing Fee of 2.5% of the subscriber's subscription amount (the "**Investor Processing Fee**") to the Issuer at the time of the subscription to offset transaction costs. A portion of this fee is paid to the Intermediary. The Issuer will pay the Intermediary a commission equal to 8.5% of gross monies raised in the Offering, which amount will be offset by the Investor Processing Fee.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Incentives for Investors

Incentives are not additive, meaning if an investment is eligible for multiple incentives (time based as well as value based), only the highest value applicable incentive will apply.

Invest:	Incentive:
In the first 30 days*	Receive 10% in bonus shares
In the first 45 days*	Receive 5% in bonus shares
$10,000 or more	Receive 2% in bonus shares
$25,000 or more	Receive 5% in bonus shares
$50,000 or more	Receive 10% in bonus shares
$100,000 or more	Receive 15% in bonus shares
$250,000 or more	Receive 20% in bonus shares

* Time-based Perks for the first period begin on the day this offering is launched (the "**Launch Date**") through 11:59 pm Eastern Daylight Time ("**EDT**") on the 30th day (03:59 am Coordinated Universal Time ("**UTC**") on the 31th day) following the Launch Date. The subsequent period begins at the end of the previous period and concludes at 11:59 pm EDT on the 15th day (03:59 am UTC on the 16th day) following the end of the previous period.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://investgreenfieldrobotics.com/ (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount exceeds the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may conduct another close (a "**Subsequent Closing**") before the Offering Deadline. All Subsequent Closings are rolling closings. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Issuer, and issuance of securities to the investors. During this time, the Issuer may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

Each of the Issuer and the Crowdfunding Vehicle has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer and the Crowdfunding Vehicle until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Subscription Agreement attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Investor Limits

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends other than as outlined in the Issuer's Charter.

The Issuer shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Issuer (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Charter) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock on a pari passu basis in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); *provided* that, (i) such dividends will be payable only when, as and if declared by the Board of Directors and (ii) if the Issuer declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Issuer, the dividend payable to the holders of Preferred Stock pursuant to Section I of the Charter shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend to the holders of the applicable series of Preferred Stock. The **"Original Issue Price"** shall mean, with respect to the Series First Preferred Stock, $0.80 per share, with respect to the Series Seed Preferred Stock, $1.2426 per share, with respect to the Series Seed-1 Preferred Stock, $0.9725 per share, and, with respect to the Series Seed-2 Preferred Stock, $1.0562 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Voting and Control

The Securities will not have voting rights unless otherwise provided for by the Issuer. In addition, the Crowdfunding Vehicle ("**Proxy**") will act on behalf of the holders as proxy in all respects. The Issuer and certain of its investors entered into that certain (i) Voting Agreement, as amended and restated from time to time, (ii) Investors' Rights Agreement as amended and restated from time to time, and (iii) Right of First Refusal and Co-Sale Agreement, as amended and restated from time to time.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer; *provided, however* the Securities are subject to the following:

Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula:

$$CP2=CP1* (A+B)+(A+C).$$

For purposes of the foregoing formula, the following definitions shall apply:

        (a)   "CP," shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

        (b)   "CP," shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

        (c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

        (d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and

        (e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Adjustment for Stock Splits and Combinations. If the Issuer shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Issuer shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

Adjustment for Certain Dividends and Distributions. In the event the Issuer at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

        (1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

        (2)   the denominator of which shall be the total number of shares of Common

Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of dividends or dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

Adjustments for Other Dividends and Distributions. In the event the Issuer at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Issuer (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 of the Charter do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3 of the Charter, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Issuer in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 4.4, 4.6 or 4.7 of the Charter), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Issuer issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 of the Charter with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 of the Charter (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

ALL CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE RESPECTIVE MEANINGS GIVEN IN THE ISSUER'S CERTIFICATE OF INCORPORATION DATED MAY, AS AMENDED AND RESTATED FROM TIME TO TIME ("CHARTER").

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer; *provided, however*, such transferring

Investor shall also comply with the transfer restrictions set forth in the Investors' Rights Agreement, as amended and restated from time to time, and the Amended and Restated Bylaws.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales

Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Issuer available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 of the Charter immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the **"Liquidation Amount").** If upon any such liquidation, dissolution or winding up of the Issuer or Deemed Liquidation Event, the assets of the Issuer available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1 of the Charter, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Issuer available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 of the Charter or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis (the **"Requisite Holders"**) elect otherwise by written notice sent to the Issuer at least ten days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Issuer is a constituent party or

(ii)   a subsidiary of the Issuer is a constituent party and the Issuer issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Issuer or a subsidiary in which the shares of capital stock of the Issuer outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Issuer or any subsidiary of the Issuer of all or substantially all the assets of the Issuer and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Issuer if substantially all of the assets of the Issuer and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Issuer.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.

Crowdfunding Vehicle Terms

As all subscribers to the Offering will participate via the purchase of Units from the Crowdfunding Vehicle, subscribers are encouraged to review <u>Exhibit D</u>, the Crowdfunding Vehicle's disclosure term sheet, <u>Exhibit E</u>, the Crowdfunding Vehicle's operating agreement and <u>Exhibit F</u> the Crowdfunding Vehicle's subscription agreement.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering.

Other Compensation

In addition to the eight and one-half percent (8.5%) fee shown here, the Intermediary will also receive a $17,500 onboarding fee, and a monthly maintenance fee of $2,000.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people, other than Clint Brauer.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals, other than Clint Brauer, in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence, other than for Clint Brauer. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Adverse weather and other farming conditions, including as a result of climate change, may adversely affect the availability, quality and price of our products and services, as well as our operations and operating results.
Severe adverse weather conditions, such as severe storms, may also result in extended business interruption and other loss and damage to our business. Additionally, the potential physical impacts of climate change are uncertain and may vary by region. These potential effects could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations. These effects could be material to our results of operations, liquidity or capital resources.

We are an early-stage company with a history of losses, and expect to incur significant expenses and continuing losses for the foreseeable future. Our business could be adversely affected if we fail to effectively manage our future growth.

We believe we will continue to incur net losses for the foreseeable future as we continue to invest in world-class technology to increase production and commercial sales of our products. We recently began our third growing season. There is no guarantee when, if ever, we will become profitable. We expect to expend substantial resources as we:

- identify and invest in future growth opportunities, including the development of new product lines;
- invest in sales and marketing efforts to increase brand awareness, engage customers and drive sales of our products; and
- invest in product innovation and development.

These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan and vision, respond to competitive pressures, take advantage of market opportunities or maintain high-quality product offerings, any of which could adversely affect our business, financial condition and results of operations.

Any damage to or problems with our robots could severely impact our operations and financial condition.

Any damage to or problems with our robots we build or use in the future, including defective construction, repairs, or maintenance could have an adverse impact on our operations and business. Our operations may be adversely affected by severe weather including tornados, lightning strikes, wind, snow, hail and rain. The impact of a severe weather event or natural disaster could result in significant losses and seriously disrupt our entire business. We may continue to experience unexpected delays in building our robots for a variety of reasons, including limited financings. If we experience significant unexpected delays in construction, we may have to limit or miss out on an entire growing season depending on the timing and extent of the delays, which could harm our business, financial condition and results of operations.

Our brand and reputation may be diminished due to real or perceived quality or environmental issues with our products, which could negatively impact our business, reputation, operating results and financial condition.

Real or perceived quality or environmental concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving our products, could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could adversely affect our business, financial condition and operating results.

If farmers do not perceive our products to be of high quality or safe, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected. Any loss of confidence on the part of farmers in the quality and safety of our products would be difficult and costly to overcome. Issues regarding the safety of any of our products, regardless of the cause, may harm our brand, reputation and operating results.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our market opportunity estimates and growth forecasts, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers covered by these market opportunity estimates will purchase our products at all or generate any particular level of net sales for us. Any expansion in our market depends on a number of factors, including the cost and perceived value associated with our product and those of our competitors. Even if the market in which we compete meets our size estimates and growth forecast, our business could fail to grow at the rate we anticipate, if at all. Our growth is subject to many factors, including success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, any forecasts of market growth should not be taken as indicative of our future net sales or growth prospects.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter.

Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will grant a proxy authority to act on their behalf.

In connection with investing in this Offering to purchase the Securities, Investors will designate the Proxy (as defined above) to act as proxy on behalf of Investors in respect to instructions related to the Securities. The Proxy will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities and to execute on behalf of an investor any consents, approvals and waivers. Thus, by participating in the Offering, Investors will grant broad discretion to the Proxy to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Proxy and grant broad authority to the Lead to take certain actions on behalf of the Investor.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Pursuant to Rule 501 securities sold may not be transferred during the one-year period beginning when the securities were issued in the Offering, unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the Securities and Exchange Commission; and (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family or the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

Each Investor must purchaser the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Securities.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the use of a Crowdfunding Vehicle

Your investment is in a limited liability company formed by the Issuer to serve as a "crowdfunding vehicle" (the "Crowdfunding Vehicle"), and therefore you are not a direct holder of the Securities.

The Issuer has formed a special purpose vehicle, i.e., the Crowdfunding Vehicle, for all Investors in this Offering. A member of the Crowdfunding Vehicle is not a direct owner of the Securities, but instead will hold an indirect interest in the Securities via an ownership interest in the Crowdfunding Vehicle. The rights of the members of the Crowdfunding Vehicle are set forth in the Operating Agreement of the Crowdfunding Vehicle (the "**Crowdfunding Vehicle Operating Agreement**") and applicable law. As an indirect holder of the Securities, it may be more difficult for you to assert certain rights or claims that would otherwise be available to you if you were a direct holder of the Securities.

The organization, governance, and administration of Crowdfunding Vehicle is subject to various regulatory requirements that are novel and are their interpretation and application are subject to uncertainty.

The Crowdfunding Vehicle is organized in accordance with Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**"). Rule 3a-9 was adopted in 2020 and imposes various requirements on the organization and administration of "crowdfunding vehicles" such as the Crowdfunding Vehicle. There is little legal guidance or precedent related to crowdfunding vehicles organized under Rule 3a-9, and the regulations and guidance in the crowdfunding arena evolve and may be difficult to interpret or apply. The application of Rule 3a-9, or other rules that may later be proposed or enacted, or other administrative guidance that may later be released, could lead a regulatory authority or other third party to reach the conclusion that the organization, governance, or administration of the Crowdfunding Vehicle does not strictly comply with Rule 3a-9 and Regulation Crowdfunding promulgated under Section 4(a)(6) of the Securities Act ("**Regulation CF**"). Any such determination could result in Crowdfunding Vehicle and the Offering being deemed not to comply with all applicable legal requirements, unilateral amendments to the terms of the Crowdfunding Vehicle Operating Agreement adopted by the Manager, or other results or actions that are adverse to the Issuer, Crowdfunding Vehicle and investors in this Offering.

Crowdfunding Vehicle and its individual members will rely solely on the Manager, its affiliates, and its designees for funding and the administration of Crowdfunding Vehicle's assets and affairs.

Crowdfunding Vehicle's sole purpose is to serve as a crowdfunding vehicle under Rule 3a-9 and Regulation CF with respect to the Offering, and it will not separately conduct any operations, own other assets, or generate any separate revenues. Crowdfunding Vehicle and its members will be solely dependent upon the efforts, experience, contacts, and skills of the Manager and its officers, directors, employees, affiliates, and designees. The Manager is charged with governing all affairs and assets of the Crowdfunding Vehicle and the Manager cannot be removed by the members of Crowdfunding Vehicle. In addition, the Crowdfunding Vehicle Operating Agreement provides that all expenses, costs, and obligations of Crowdfunding Vehicle are to be paid by the Manager, and, at any point in time the Crowdfunding Vehicle likely will not have cash reserves to cover unexpected costs or expenses that may arise. The Manager shall serve as the initial administrator under the Crowdfunding Vehicle Operating Agreement (the "**Administrator**"), and the Administrator may only be removed by the Manager (and not by the members of the Crowdfunding Vehicle), in the Manager's sole discretion, by providing the Administrator at least thirty (30) days' prior written notice. If the Manager loses any of its key personnel, is unable to dedicate the necessary resources to the Crowdfunding Vehicle (whether financial, managerial, or otherwise), or if the Administrator is unable for any reason to oversee and administer the affairs of the Crowdfunding Vehicle, it could have a material adverse effect on Crowdfunding Vehicle and its members.

Unit holders of Crowdfunding Vehicle will not have a vote or influence on the management of Crowdfunding Vehicle.

The Units of Crowdfunding Vehicle do not entitle holders to vote on matters that may affect the administration or affairs of Crowdfunding Vehicle. Except as otherwise set forth in the Crowdfunding Vehicle Operating Agreement or required by applicable law, all decisions with respect to the management of the Crowdfunding Vehicle will effectively be made by the Manager and its Board of Directors and management. Crowdfunding Vehicle members will not have the right or power to take part in the management of the affairs of Crowdfunding Vehicle, will not be represented on any board of directors or similar managing body of the Issuer, and will grant to the Manager a broad power of attorney to, among other things, administer Crowdfunding Vehicle and its assets and affairs. Thus, by participating in the Offering and subscribing to purchase Units in Crowdfunding Vehicle, investors will grant broad discretion to a third party (the Manager and its agents, including the Administrator) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Crowdfunding Vehicle nor take or effect actions that might otherwise be available to holders of a membership interest in a limited liability company. **Accordingly, no person should purchase a Unit in the Crowdfunding Vehicle unless such person is willing to entrust all aspects of management of the Crowdfunding Vehicle to the Manager and the Administrator.**

The Manager faces conflicts of interest with respect to the Crowdfunding Vehicle's governance structure and relating to the allocation of time and resources between Crowdfunding Vehicle and the affairs of the Issuer as a whole.

The Manager of Crowdfunding Vehicle is the Issuer. The Manager will devote such time to manage Crowdfunding Vehicle as it, in its sole discretion, deems necessary. Any officers, managers, directors, or other control persons of the Manager and its affiliates will have responsibilities related to the oversight and management of the Issuer as a whole. The activities and interests of the Issuer as a whole may, from time to time, differ from the interests of Crowdfunding Vehicle and its members. The Manager does not expect to organize or enact any specific policy or procedure to resolve conflicts that may arise between the Manager, the Crowdfunding Vehicle and its members, and the Issuer as a whole. As a result, the Manager and its affiliates from time to time may have conflicts of interest, among other things, in (i) allocating time, resources, and activity between Crowdfunding Vehicle and the Issuer, and (ii) proposing or taking actions on behalf of Crowdfunding Vehicle and the Issuer, and there will not be a formal policy or other mechanism to address and resolve any such conflicts.

The Administrator will not devote all of its time to the affairs of Crowdfunding Vehicle.

Manager cannot provide any assurances regarding the amount of time the Administrator will dedicate to the management of Crowdfunding Vehicle's affairs. Members of Crowdfunding Vehicle cannot remove or replace the Administrator.

The Crowdfunding Vehicle Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Crowdfunding Vehicle Operating Agreement provides that the Manager, in exercising its rights in its capacity as manager, is not subject to an independent duty to Crowdfunding Vehicle and to the fullest extent permitted by law each member of Crowdfunding Vehicle waives all fiduciary duties of the Manager in its capacity as Manager of the Crowdfunding Vehicle. In addition, the Administrator has no fiduciary duties to Crowdfunding Vehicle or its members and instead its obligations to Crowdfunding Vehicle are solely contractual. As a result, members of Crowdfunding Vehicle may not be entitled to certain protections that are afforded to equity holders in certain other entities, such as corporations or limited liability companies that have not sought to expressly waive the fiduciary duties of their governing body or other affiliates.

The federal income tax aspects of an investment in the Crowdfunding Vehicle are complex and their impact may vary depending on an investor's individual circumstances.

Investors in Crowdfunding Vehicle should consider the following tax risks, among others:

- The amount and times of any distributions from the Issuer to Crowdfunding Vehicle will be determined by the Manager in its sole discretion. Whether or not distributions are made, investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Issuer's and, in turn, the Crowdfunding Vehicle's taxable income and will have to pay applicable taxes from other sources. If the Manager elects not to make distributions to the investors to pay their tax liabilities, investors will have to fund the payment of their tax liabilities from other sources.

- Any net losses of the Issuer, and thus the Crowdfunding Vehicle, and any interest expenses on any debt incurred by an investor to acquire or carry an ownership interest in the Crowdfunding Vehicle, are likely to be subject to the limitations on deduction of passive activity losses.

- The IRS may challenge the Crowdfunding Vehicle's allocation and/or characterization of income, gain, loss, deduction, and credit.

- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.

- The Issuer or the Crowdfunding Vehicle may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed in the event of an audit.

- The IRS may challenge reporting positions taken by the Issuer or the Crowdfunding Vehicle on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.

- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

- Investors in the Crowdfunding Vehicle who are not US persons may become subject to U.S. federal income tax, including if the Crowdfunding Vehicle generates income that is effectively connected with a U.S. trade or business.

The Issuer, and, in turn, the Crowdfunding Vehicle do not intend to seek any advance ruling from the IRS on any tax issue, nor does the Issuer or the Crowdfunding Vehicle intend to seek any opinion of counsel regarding the tax aspects associated with the Issuer's or the Crowdfunding Vehicle's operations or the potential tax impact of an investment in the Issuer or the Crowdfunding Vehicle. Each investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the Crowdfunding Vehicle, with specific reference to such investor's own tax situation.

The Units will not be freely tradable under the Securities Act of 1933, as amended (the "Securities Act") until one year from the initial purchase date, and you are otherwise prohibited from transferring the Units under the Crowdfunding Vehicle Operating Agreement.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Investors should be aware of the long-term nature of their investment in the Crowdfunding Vehicle. Each Investor in this offering will be required to represent that such investor is purchasing the Units for such person's own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the Crowdfunding Vehicle Operating Agreement generally prohibits transfers without the consent of the Manager. Further, in the event any transfer is permitted, transfers of Units will not be effective until the last calendar day of the quarter in which they are initiated.

The Crowdfunding Vehicle Operating Agreement provides investors the right to assert their rights under state and federal law as if the investor had invested directly in the Issuer; however, to do so, an investor must bear all costs associated with asserting those rights.

Rule 3a-9 requires that the Crowdfunding Vehicle provide to each investor the right to direct the Crowdfunding Vehicle to assert the rights under state and federal law that the investor would have if he or she had invested directly in the crowdfunding issuer and provides to each investor any information that it receives from the crowdfunding issuer as a holder of record of the crowdfunding issuer. The Crowdfunding Vehicle Operating Agreement provides investors the right to assert their rights under state and federal law as if the investor had invested directly in the Issuer; however, to do so, an investor must bear all costs associated with such assertation. The cost of asserting such rights may exceed the amount of the claim or the investment in the Crowdfunding Vehicle. The Manager has an inherent conflict of interest with respect to facilitating this right for the benefit of the investors and has no obligation to make any expenditures or other efforts to facilitate the exercise of this right.

The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Issuer, but such processes may be inefficient or may be superseded by governing documents associated with the Securities.

Rule 3a-9 requires the Crowdfunding Vehicle to seek instruction from the investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Issuer. The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Issuer and will follow such directions or decisions per the terms of the Crowdfunding Vehicle Operating Agreement. However, such process may be inefficient, leading to delays in the execution of the instructions. Further, transactional documents associated with, or governing, the Securities may supersede each individual investors' right or ability to exercise their voting rights or investment decisions with respect to in tender or exchange offers or similar transactions conducted by the Issuer. Furthermore, under certain circumstances relating to a sale of the Issuer (or similar disposition transaction) described in the Crowdfunding Vehicle Operating Agreement, the Manager may cause the investors to sell their Units without further consent from the investor.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Greenfield Robotics has developed agricultural robots to offer affordable, on-demand farming services, without chemicals. Our robotic services include weed control and micro-spraying of nutrients, with more services on the way. This allows farmers to grow food with reduced or zero chemicals, helping consumers and food companies get access to safe, clean ingredients.

The Issuer conducts business in Kansas and the surrounding area, with projects in California and plans to expand across the United States.

Business Plan

Greenfield Robotics addresses a critical problem in modern agriculture: the unsustainable reliance on chemicals. With almost 900 million acres of farmland in the United States alone, the environmental and health implications of current practices are significant. Chemical herbicides are not only costly but also increasingly ineffective, leading to concerns about their impact on human health and the environment.

In response to these challenges, Greenfield Robotics has developed an innovative solution: autonomous weed control robots. These robots, equipped with advanced technology, offer farmers a cost-effective and environmentally friendly alternative to chemical herbicides. By autonomously identifying and removing weeds, Greenfield's system reduces and eventually eliminates the need for chemical herbicides in farming.

Greenfield Robotics' approach prioritizes sustainability and environmental stewardship. By promoting soil health and reducing reliance on synthetic inputs, the Issuer contributes to the long-term viability of agricultural ecosystems. Moreover, by providing a chemical-free alternative to weed control, Greenfield Robotics helps mitigate health concerns for farmers and consumers alike.

The Issuer's strategic partnerships and investor support further validate its potential for positive impact. Backed by investments from industry leaders like Chipotle Mexican Grill and strategic partnerships with organizations like MKC, one of the largest grain farmers' coops, Greenfield Robotics is well-positioned for growth and expansion.

In summary, Greenfield Robotics offers a promising solution to the environmental, economic, and health challenges facing modern agriculture. By leveraging innovative technology and a commitment to sustainability, the Issuer aims to revolutionize weed control practices, providing farmers with a viable alternative to chemical herbicides and enabling the production of clean, chemical-free food for consumers.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
With our BOTONY fleet of cutting-edge robots, Greenfield Robotics delivers a variety of vital services to farms of all sizes; working fields of broadacre crops at affordable rates.	Our small, autonomous, AI-powered robots-as-a-service reduce costs for farmers while safeguarding human health and the land from expensive chemicals. In addition to vital weed control without all of the herbicides, the robots can micro-spray nutrients, with other services on the way.	TAM: 250M acres+ of broadacre cropland in the US. SAM: 100M acres+ in the US of soybean, cotton and sorghum. (Source: USDA, Farm Service Agency, "2024 acreage data as of August 9, 2024")

Customer Base

The primary customer base for Greenfield Robotics is farming operations of all sizes across the US, with a focus on broadacre crops, such as sorghum, sunflowers, soybeans, pinto beans, black beans, corn, and cotton. In coming seasons, Greenfield plans to test its robots on crops such as oats, barley, wheat, rice, as well as specialty crops.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
1120230075521	Robotic Weed Control Apparatus and Method	Utility Patent	10/20/2021	Pending	Brazil
17/735,445	Robotic Weed Control Apparatus and Method	Utility Patent	5/3/2022	Pending	United States
PCT/US23/20803	Robotic Weed Control Apparatus and Method	Utility Patent	5/3/2023	Pending	PCT
18/266,255	ROBOTIC LIVESTOCK GRAZING APPARATUS AND METHOD	Utility Patent	6/8/2023	Pending	United States
6212302	Greenfield Robotics	Service Mark	September 5, 2019	December 1, 2020	United States
97614155	BOTONY	Service Mark	September 30, 2022	Pending	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering. For the avoidance of doubt, 100% of the gross proceeds received by the Crowdfunding Vehicle will be remitted by the Crowdfunding Vehicle to the Issuer, which will then use the proceeds accordingly.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$1,700.11	8.5%	$104,974.89
Engineering	75%	$15,000.96	75%	$926,249.04
Marketing/Sales/ Management	16.5%	$3,300.21	16.5%	$203,774.79
Total	**100%**	**$20,001.28**	**100%**	**$1,234,998.72**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Clint Brauer	Founder, Head of Product/Sales/Marketing	August 2024 – Present - Founder, Head of Product/Sales/Marketing of Greenfield Robotics 2017-August 2024 CEO and Co-Founder of Greenfield Robotics Responsibilities: strategy, sales/marketing, product, field operations, fundraising	BS Business Marketing, Kansas State University BS Advertising, Kansas State University
Nandan Kalle	CEO, Chairman, COO, CFO, Director	August 2024 – Present, Chairman and CEO of Greenfield Robotics 2019-August 2024 COO/CFO of Greenfield Robotics Responsibilities: Operations, finance, product, fundraising	BSE Computer Science, Princeton University MBA, UCLA
Vladimir Ristanovic	Director	Investor	Tufts University, Dartmouth College
Steven Gentner	CTO	2021-2023 - Entrepreneur 2023-2024 - Greenfield CTO	Masters in Engineering and Robotics, University of Southern California
Mark Levine	Head of Marketing	2023-Present - Greenfield Head of Marketing 2021-2023 - VP Television/Digital/Podcasts, America's Test Kitchen	Bachelor of Arts in English, Amherst College
Dolly Singh	Head of Talent	2022-Present - Head of Talent, Greenfield Robotics 2021-Present - Founder, TerraTalent	Bachelor of Arts in Psychology, UCLA

Biographical Information

Clint Brauer – Founder, Head of Product, Sales, and Marketing
- 8 years in agriculture, preceded by 14 years in high-tech
- Data Science Systems pioneer at Sony
- Launched Sony e-book systems in North America 3rd Generation farmer
- Founded regenerative supply chain for Canidae Pet Food
- VP Marketing, Fox Interactive Media
- Advised multiple startups with exits
- Grew up farming in Kansas

Clint Brauer, Founder of GreenField Robotics, has eight years of experience in the agriculture sector, following a 14-year career in high-tech companies. He earned dual Bachelor of Science degrees in Business Marketing from the Calvin School of Business and in Advertising from the A.Q. Miller School of Journalism and Mass Communication at Kansas State University, graduating in 1997.

Clint began his technology career at Sony, where he was a data science pioneer and led the North America launch of their e-book systems. From 2007 to 2011, he served as General Manager at CyberRead, LLC, followed by providing general advisory services at Diligent LLC from 2009 to 2013. Additionally, he held the position of VP of Marketing at Fox Interactive Media.

In 2011, Clint founded MG Honor Farms in Wichita, Kansas. In 2015, his agricultural endeavors expanded with the creation of the Canidae Farmer Direct Supply Chain, focusing on developing an environmentally friendly and nutrient-rich ingredient supply chain for pet food.

Since January 2018, Clint has led GreenField Robotics, a company dedicated to providing sustainable weed control solutions using advanced robotics. Under his leadership, GreenField has developed multiple generations of weeding robots, offering farmers a cost-effective, chemical-free alternative to traditional methods. Clint's combined expertise in technology and agriculture guides his leadership at GreenField Robotics.

Nandan Kalle – Chairman, CEO and CFO
- Headed Belkin's $250MM WiFi business
- Launched Linksys's $100MM B2B business
- Shipped 10MM+ devices worldwide
- Recognitions include Time Magazine Invention of the Year for the N1 Vision Router
- 20 years in technology, 10 years with start-ups

Nandan Kalle, Chief Executive Officer of GreenField Robotics, brings over 20 years of distinguished experience in the technology sector, with a focus on startups. He holds a Bachelor of Science and Engineering in Computer Science, graduating cum laude from Princeton University. Nandan furthered his education at UCLA Anderson School of Management, earning an MBA and achieving recognition in the Anderson Business Honor Society (top 15% GPA).

Nandan's career highlights include leading the $250 million WiFi business at Belkin and launching a $100 million B2B business at Linksys. Under his leadership Belkin shipped over 10 million devices, including the acclaimed N1 Vision, recognized as Time Magazine's Invention of the Year. Nandan also contributed to Sony Pictures, demonstrating his versatility across different industries.

With his extensive background in technology and business operations, Nandan plays a pivotal role in driving efficiency and fostering growth at GreenField Robotics.

Vladimir Ristanovic - Director
- Successful agtech entrepreneur - co-founded MRI SEED Zambia and exited to Syngenta
- Currently an active investor in Greenfield Robotics and other ventures

Steven Gentner

Steven Gentner, Co-Founder and CTO of GreenField Robotics, brings over 30 years of extensive experience in robotics development and machine-vision software engineering. He holds a Master's degree in Engineering with a specialization in Robotics from the University of Southern California.

Steven's career is distinguished by his role as the Founder of RoboRealm, where for over 12 years he led the development of cutting-edge robotic machine vision software. Under his leadership, RoboRealm became a standard in machine vision prototyping, deployed at diverse organizations including Microsoft and JPL.

Throughout his career, Steven has achieved successful exits with companies including marchFirst and Crownpeak, where he served as CTO and Chief Scientist respectively. His expertise spans across various roles in technology and innovation, including Director of Research and Development at W3-Design and Founder of Hunchback Software.

Since November 2018, Steven has been instrumental as CTO/VP of Software at GreenField Robotics. His visionary leadership and technical prowess continue to drive innovation in sustainable farming practices, positioning GreenField Robotics at the forefront of agricultural technology

Mark Levine

Mark is a seasoned leader in content, marketing, and media strategy with a notable career in entertainment and lifestyle brands. Prior to his role driving revenue and audience growth for GreenField Robotics, Mark was VP of Television, Digital Video & Podcasts at America's Test Kitchen, from October 2021 to April 2023, where he developed acclaimed programming for Amazon Freevee.

Mark's impact began at Food Network, where he pioneered shows such as Kids Baking Championship and Supermarket Stakeout as VP of Programming & Development from March 2013 to December 2019. He later spearheaded digital strategies at NBCUniversal and Disney/ABC Television Group, innovating platforms like SyFy and ABC Daytime's lifestyle broadband network.

Mark's career commenced at Sony Pictures Entertainment, developing pioneering paid television services. He holds a BA in English from Amherst College, graduating magna cum laude in May 1992. With a reputation for strategic vision and content expertise, Mark continues to drive results in media and entertainment, leveraging over two decades of industry leadership.

Dolly Singh

Dolly Singh, Greenfield's Head of Talent, is also the Founder of Terra Talent, pioneering human capital to advance a regenerative future for Earth since January 2021. She leads a portfolio including Kairos Power, Fuse Energy, and Greenfield Robotics, driving strategic talent innovation and inclusion. Previously, as Head of Talent Innovation and Inclusion at ServiceTitan from January 2019 to March 2021, she enhanced employer brand, diversity initiatives, and corporate social responsibility for the $800B+ contracting industries.

Dolly's career spans impactful roles: as Managing Director at Citadel, she scaled the people function by 3X and growth rate by 2X+ within 12 months, redesigning sourcing and talent assessment processes. At Oculus VR, she reshaped recruitment strategies, transitioning Oculus Talent Acquisition into Facebook, and established training programs to align recruiting efforts with company vision.

From 2008 to 2013, Dolly served as Head of Talent at SpaceX, playing a pivotal role in scaling the Issuer from 200 to over 4,000 employees across various functions. She developed a comprehensive recruitment platform, forged strategic university partnerships, and set high hiring standards to build SpaceX's renowned engineering team.

Dolly holds a BA in Psychology from UCLA (1999-2002), leveraging her expertise to drive sustainable growth and innovation in talent management across diverse sectors.

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 24,700,000 shares of common stock of which 12,314,944 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**") and 9,209,685 shares of preferred stock of which 8,553,480 are issued and outstanding, par value $0.00001 per share of which: (i) 4,194,200 are designated "**Series First Preferred Stock**", (ii) 3,661,676 are designated "**Series Seed Preferred Stock**", (iii) 925,443 are designated "**Series Seed-1 Preferred Stock**", and (iv) 428,366 are designated "**Series Seed-2 Preferred Stock**" (collectively, the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C/A, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,314,944
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	43.10%

Type	Series First Preferred Stock
Amount Outstanding	4,194,200
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Anti-Dilution Rights	All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: $$CP2=CP1* \ (A+B)+(A+C).$$ (a) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (b) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	14.68%

Type	Series Seed Preferred Stock
Amount Outstanding	3,005,471
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Anti-Dilution Rights	All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1*\ (A+B)+(A+C).$$ "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (b) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	10.52%

Type	Series Seed-1 Preferred Stock
Amount Outstanding	925,443
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Anti-Dilution Rights	All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula:
	
	$$CP2=CP1* \ (A+B)+(A+C).$$
	
	"CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock
	
	       (f) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;
	
	       (g) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);
	
	       (h) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and
	"C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	3.24%

Type	Series Seed-2 Preferred Stock
Amount Outstanding	428,366
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Anti-Dilution Rights	All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: $$CP2=CP1* \ (A+B)+(A+C).$$ "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (j) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (k) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (l) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	1.50%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer has the following additional securities outstanding:

Type	2023A Convertible Notes
Face Value	$4,837,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Maturity Date**: December 31, 2024 **Interest Rate**: 9% **Conversion Upon a Qualified Financing**: In the event that the Issuer issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Issuer of not less than $2,500,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of the Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $40,000,000 by the number of outstanding shares of Common Stock of the Issuer immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Issuer issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. **Change of Control**: payment of 100% of outstanding principal plus any unpaid accrued interest
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	20.02%

Type	2021 Equity Incentive Plan
Amount Outstanding / Amount Authorized	873,000 / 2,000,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	6.94%

Outstanding Debt

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	Lease
Creditor	Communications Technology Associates
Amount Outstanding	$19,560
Interest Rate and Amortization Schedule	5%; $821/mo
Description of Collateral	N/A
Other Material Terms	None
Maturity Date	July 31, 2026
Date Entered Into	August 1, 2023

Type	Lease
Creditor	Communications Technology Associates
Amount Outstanding	$15,772
Interest Rate and Amortization Schedule	5%; $638/mo
Description of Collateral	N/A
Other Material Terms	None
Maturity Date	August 31, 2026
Date Entered Into	September 1, 2023

Type	Lease
Creditor	Connie Brauer
Amount Outstanding	$21,741
Interest Rate and Amortization Schedule	5%; $1,250/mo
Description of Collateral	N/A
Other Material Terms	None
Maturity Date	December 31, 2025
Date Entered Into	January 1, 2023

Type	Other
Creditor	First Western Finance Equipment
Amount Outstanding	$8,350
Interest Rate and Amortization Schedule	11.01%; $503/mo
Description of Collateral	N/A
Other Material Terms	None
Maturity Date	January 10, 2026
Date Entered Into	January 10, 2024

Type	Other
Creditor	First Western Finance Equipment
Amount Outstanding	$45,743
Interest Rate and Amortization Schedule	9.91%; $2,274/mo
Description of Collateral	N/A
Other Material Terms	None
Maturity Date	May 17, 2026
Date Entered Into	May 17, 2024

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

N/A	N/A	N/A

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of August 31, 2024 the Issuer had an aggregate of $77,090 in cash and cash equivalents, leaving the Issuer with approximately 2 weeks of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Issuer conducted an analysis of its prior funding, growth, partnerships, development and team, as well as revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section and the Issuer priced the securities making no representations as to the reasonableness of any specific valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

Greenfield Robotics Corporation is filing this Form C/A to update the Deal Page of the Issuer from www.invest.greenfieldincorporated.com to https://investgreenfieldrobotics.com/. The Form C filed by the Issuer on September 4, 2024, is hereby amended and superseded in all respects by this Form C/A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
2023A Convertible Notes	$4,837,000	26	General Working Capital	April 3, 2023 – July 24, 2024	Section 4(a)(2)
Series Seed-2 Preferred Stock	$1,352,441.10 Conversion amount (total for Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock)	428,366	General Working Capital	May 26, 2022	Section 4(a)(2)
Series Seed-1 Preferred Stock	$1,352,441.10 Conversion amount (total for Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock)	925,443	General Working Capital	May 26, 2022	Section 4(a)(2)
Series Seed Preferred Stock	$2,633,102.99	2,119,027	General Working Capital	May 26, 2022	Section 4(a)(2)
2022A Convertible Notes	$450,000	2	General Working Capital	March 22, 2022	Section 4(a)(2)
SAFEs	$900,000	9	General Working Capital	October 29, 2021 – February 10, 2022	Section 4(a)(2)
Series First Preferred Stock	Exchange of Common Stock for Series First Preferred Stock	1,000,003	General Working Capital	September 23, 2021 – November 30, 2021	Section 4(a)(2)
Stock Options	N/A	873,000	N/A	February 17, 2022 - March 12, 2024	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

MG Honor Farms Transactions

This Farm is owned by Connie Brauer Trust, a trust managed by the mother of Clint Brauer, then CEO of the Issuer and current Founder; managed by Mr. Brauer. The Issuer uses this farm for early field trials; where appropriate, the Farm compensates Issuer at the same rates charged to other customers of Issuer for similar services. Transactions are summarized below:

- MG Honor Farms contracted Greenfield Robotics for weed cutting services across several dates and locations, totaling $3,940. The invoice, numbered 1001 and dated December 17, 2021, specifies a due date of January 1, 2022, with payment terms of Net 15. All services were invoiced at $10 per acre, covering multiple passes in soybean fields and near Bowling Alley.
- Greenfield Robotics invoiced MG Honor Farms $2,905 for weed cutting services on June 21, June 25, July 22, August 1, and August 8, 2022. The invoice number is 1020, dated December 1, 2022, with a due date of December 1, 2022, "due on receipt." Services were performed across various fields including Bowling Alley, Cheney South, and Cheney North, with detailed descriptions and rates provided for each service date.
- Greenfield Robotics invoiced MG Honor Farms $1,000 for weed cutting services on July 30, 2023, specifically for milo at the North40 field. The invoice number is 1038, dated July 27, 2023, with a due date of December 27, 2023, under "Net 30" payment terms. Payment was made in full via ACH/Wire transfer.
- The Letter of Intent (LOI) outlines Greenfield Robotics and MG Honor Farms' agreement for cover cropping services in 2024. Greenfield will plant cover crops from August to October at $20/acre plus seed costs. Conditions include specific field requirements, no-till farming, and using Greenfield bots for weed control, with payment due net 14 days upon visible crop stand.
- Greenfield Robotics invoiced MG Honor Farms $1,550 on August 22, 2023, for weed cutting services. This includes work done on August 29, 2023, covering 37 acres in Cheney North and East fields for milo. Invoice number 1049 has a due date of December 27, 2023, with payment made in full via ACH/Wire transfer.

Connie Brauer Trust

The Connie Brauer Trust (the Trust) is managed by Ms. Connie Brauer, the mother of Clint Brauer, then CEO of the Issuer and current Founder. The Trust also owns MG Honor Farms. Below transactions occurred between the Issuer and the Trust:

- The Lease Agreement between Connie Brauer Trust and Greenfield Robotics, Inc. grants the latter access to a shed on a Kansas farm for light manufacturing. Terms include a three-year lease starting January 1, 2023, with monthly payments of $1,000. It outlines maintenance responsibilities, utility payments, insurance requirements, and rights in case of casualty or condemnation.

- The lease agreement, effective June 1, 2023, between Connie Brauer Trust (Lessor) and Greenfield Robotics Corporation (Lessee), leases a 2011 Chevy Silverado monthly at $250. Lessee must maintain insurance and handle repairs. Signed by Connie Brauer, Trustee, and Nandan Kalle, then COO and current CEO of Greenfield Robotics Corporation.

- This Amendment to the Lease Agreement, effective from September 1, 2023, expands Greenfield Robotics' lease to include 100% use of the Shed at $1,250 per month, amended from $1,000. It indemnifies parties for liabilities, maintains other lease terms, and allows electronic execution. Executed by Connie Brauer Trust and Greenfield Robotics Corporation.

Clint Brauer

- The Issuer found it economically advantageous to conduct certain transactions with Clint Brauer, then CEO of the Issuer and current Founder.

- The lease agreement, effective June 15, 2022, between Clinton Brauer (Lessor) and Greenfield Robotics Corporation (Lessee), leases a 2006 Toyota Prius for 12 months at $125 per month. Lessee must maintain insurance and handle routine maintenance. Signed by Clinton Brauer and Nandan Kalle, then COO and current CEO, of Greenfield Robotics Corporation.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.greenfieldincorporated.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Information regarding updates to the offering and to subscribe can be found here: https://investgreenfieldrobotics.com/.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Greenfield Robotics Corporation

By:

/s/ Nandan Kalle
_____
(Signature)

Nandan Kalle
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nandan Kalle
_____
(Signature)

Nandan Kalle
_____
(Name)

Director
_____
(Title)

September 20, 2024
_____
(Date)

/s/ Vladimir Ristanovic
_____
(Signature)

Vladimir Ristanovic
_____
(Name)

Director
_____
(Title)

September 20, 2024
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

EXHIBIT B

Form of Security

EXHIBIT C

Video Transcript

EXHIBIT D

Crowdfunding Vehicle Term Sheet

Crowdfunding Vehicle Limited Liability Company Agreement

EXHIBIT F

Crowdfunding Vehicle Subscription Agreement